Exhibit 99.37

CONSENT OF EXPERT

The undersigned hereby consents to the use of their name in connection with the reference to their involvement in the preparation of the report entitled “Technical Report on the Mount Milligan Mine North-Central British Columbia” dated March 26, 2020 included as an exhibit to the Registration Statement on Form 40-F of Centerra Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission, and any amendments thereto (the “Form 40-F”), to references to such report, or portions thereof, in the Form 40-F, and to the inclusion and incorporation by reference of the information derived from such reports in the Company’s annual information forms for the years ended December 31, 2019 and December 31, 2020 included as an exhibit to the Form 40-F.

By:	/s/ Christopher Paul Jago

Name: Christopher Paul Jago, M.Sc. Geological Sciences, P.Geo.

April 12, 2021